OFFERING CIRCULAR

BLACKCHIP 001, LLC

BLACKCHIP TECHNOLOGIES, LLC
67 WALL STREET
SUITE 10H
NEW YORK, NY 10005
www.JoinBlackchip.com

WEGNER LAW PLLC
875 109th Ave N
SUITE 302
NAPLES, FL 34108
+1 239.449.9200

Offering Circular
July 1, 2021

185 Class A ordinary shares tokens
Representing Class A Limited Liability Company Interests
$3,700 Maximum Offering Amount
We are offering up to $3,700 of our Class A share tokens representing Class A limited liability company interests, at an offering price of $20.00 per Class A share token in a ?Tier 2? offering under Regulation A (the ?Offering?). We expect to offer Class A share tokens in this Offering until we raise the maximum amount being offered.

BLACKCHIP 001, LLC is a Delaware limited liability company formed to facilitate an investment in a single work of art by Marcel Dyf (the ?Painting?). This Offering is being conducted on a ?best efforts? basis, which means that there is no guarantee that any minimum amount will be sold through our affiliate Blackchip Technologies, LLC.

The maximum offering period is 18 months from the date of commencement, but we reserve the right to terminate this Offering for any reason at any time prior to the initial closing. Subscriptions will be accepted on a rolling basis and the initial closing of the Offering and the final closing of the Offering will occur on a date or dates determined by our Manager in its discretion. This Offering will commence on the date this Offering is qualified by the U.S. Securities and Exchange Commission. If any of the Class A share tokens offered remain unsold as of the final closing, such Class A share tokens shall be issued to Blackchip Technologies, LLC. in full satisfaction as described in this Offering Circular. There is no minimum number of Class A share tokens or dollar amount that needs to be sold as a condition of any closing of this Offering. Once subscriptions are received, and funding has closed, the shares are subsequently available for trading immediately with no lockup requirements.

Our affiliate Blackchip Technologies, LLC is in preliminary development of the Blackchip Platform which will be implemented on the Ethereum Blockchain. The platform allows investors to acquire ownership interests in a special purpose company that invests in rare artwork, wine and whisky or a collection of each through cryptocurrency. All Class A shares will be made available via ERC-20 tokens. Unlike most other cryptocurrencies, all Blackchip tokens will be 100% backed by the physical value of the underlying asset. Upon completion of the application, each investor can establish a user profile on the platform, allowing them to browse and survey potential artwork, wine and whisky investments. The platform will allow users to view details of an investment and sign contractual documents on the application. Blackchip offers unique integration of liquidity pools which users can access to buy, sell or trade their membership interests (i.e. ERC tokens) without having to rely on peer-to-peer transactions. Investors can enjoy the freedom to choose investment opportunities that fit their risk tolerance while also enjoying the ability to easily liquidate their shares.

ERC20 tokens are crypto-tokens built on the Ethereum blockchain adhering to the ERC20 token standard. ERC20 token standard is a set of functions to be implemented by all ERC20 tokens on the Ethereum blockchain to allow for seamless integration with other contracts, marketplaces, or wallets. ERC-20 tokens are similar, to Bitcoin or any other cryptocurrency as ERC-20 tokens are blockchain-based assets that have value and can be sent and received. We do not intend to be the facilitator of market transactions as the crypto exchange Uniswap will execute secondary transactions on our behalf. Uniswap is a decentralized protocol for automated liquidity provision based on the Ethereum Network. Uniswap allows the automatic sale and purchase of ERC-20 tokens. In order to provide complete liquidity for users on Uniswap, Blackchip must stake a percentage of the assets value on the Uniswap platform for users to begin accessing secondary tokens. All Class A share tokens will adhere to the ERC20 standard protocol and all exchange of tokens will be carried out by Uniswap. Investors will be able to access, asset backed tokens upon completion of the Blackchip Platform commencing early 2022, post qualification of this Offering.

No sales of Class A shares will be made prior to the qualification of the Offering statement by the SEC. All Class A shares will be offered in all jurisdictions at the same price that is set forth in this offering circular.
Number of Class A Shares
Per Class A share: 1
Total (1): 185
Price to public
Per Class A share: $20
Total (1): $3,700
Underwriting discount and commissions (2)
Per Class A share: $0
Total (1): $0
Proceeds to issuer
Per Class A share: $20
Total (1): $3,700

(1)	Assumes that the maximum aggregate offering amount of
$3,700 is received by us.
(2)	These amounts cannot presently be determined.
The Class A shares are to be offered on a ?best efforts? basis primarily through the Blackchip Platform. The Company is not offering, and does not anticipate selling, Class A shares in any state not detailed in the Jurisdiction section.
We are an ?emerging growth company? as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and, as such, may elect to comply with certain reduced reporting requirements for this offering and future filing. We expect that our operations will not cause us to meet the definition of an ?investment company? under the Investment Company Act of 1940, as amended (the ?1940 Act?), because (1) at all times our sole assets will consist only of cash and single work of art, bottle of wine or whisky neither of which is deemed to be a ?security? for purposes of the 1940 Act, and (2) at all times we will not be engaged primarily in owning, holding, investing or trading in ?securities? (as such term is used for purposes of the 1940
Act).
The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. Periodically, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.
An investment in our interests involves a high degree of risk. See ?Risk Factors? for a description of some of the risks that should be considered before investing in our interests.
Our corporate website address is located at www.joinblackchip.com and information contained on the website is not a part of this offering circular.

This offering circular is following the offering circular format described in Part II of Form 1-A.

BLACKCHIP 001, LLC
The date of this offering circular is July 1, 2021.